

10033156



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave.
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Schieber 913-236-1980 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160 (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
DIVISION OF MARKET REGULATION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President/Controller
Title

Notary Public MCE 09/16/11



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ivy Funds Distributor, Inc.:

We have audited the accompanying balance sheet of Ivy Funds Distributor, Inc. (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, comprehensive loss, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 25, 2010

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2009

(In thousands)

Assets

Cash and cash equivalents	$	49,029
Receivables:		
Fund receivables		3,031
Due from affiliates		224
Income tax receivable from parent		1,300
Other receivables		9
Deferred income taxes		13
Prepaid expenses and other current assets		364
Total current assets		53,970
Property and equipment, net		1,779
Deferred sales commissions, net		37,520
Other assets		606
Total assets	$	93,875

Liabilities and Stockholder's Equity

Accounts payable	$	1,153
Accrued compensation		3,623
Accrued commissions		25,918
Other current liabilities		296
Total current liabilities		30,990
Deferred income taxes		7,110
Accrued pension and postretirement costs		341
Total liabilities		38,441
Commitments and contingencies (note 11)		
Stockholder's equity:		
Common stock, $0.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares		—
Additional paid-in capital		181,189
Accumulated deficit		(125,427)
Accumulated other comprehensive loss		(328)
Total stockholder's equity		55,434
Total liabilities and stockholder's equity	$	93,875

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2009

(In thousands)

Revenue:		
Underwriting and distribution fees	$	130,807
Revenue sharing		35,456
Investment and other revenue		207
Total revenue		166,470
Expenses:		
Underwriting and distribution		187,248
General and administrative		6,459
Depreciation		461
Total expenses		194,168
Loss before income tax benefit		(27,698)
Income tax benefit		10,012
Net loss	$	(17,686)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

(In thousands)

	Common stock		Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2008	100	$ —	168,556	(107,741)	(268)	60,547
Net loss	—	—	—	(17,686)	—	(17,686)
Capital contribution from parent – cash	—	—	12,000	—	—	12,000
Capital contribution from parent – other	—	—	587	—	—	587
Excess tax benefits from share-based payment arrangements	—	—	46	—	—	46
Pension and postretirement benefits	—	—	—	—	(60)	(60)
Balance at December 31, 2009	100	$ —	181,189	(125,427)	(328)	55,434

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2009

(In thousands)

Net loss	$	(17,686)
Other comprehensive loss:		
Pension benefits, net of income taxes of $(39)		(60)
Comprehensive loss	$	(17,746)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2009

(In thousands)

Cash flows from operating activities:		
Net loss	$	(17,686)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		461
Amortization of deferred sales commissions		28,915
Excess tax benefits from share-based payment arrangements		(46)
Loss on sale and retirement of property and equipment		1
Deferred income taxes		2,692
Changes in assets and liabilities:		
Fund receivables		(317)
Due to affiliates		(1,184)
Income tax receivable from parent		5,137
Other receivables		4
Deferred sales commissions		(38,017)
Prepaid expenses and other assets		(397)
Accounts payable		559
Accrued commissions		12,702
Other accrued liabilities		142
Net cash used in operating activities		(7,034)
Cash flows from investing activities:		
Additions to property and equipment		(560)
Proceeds from sales of property and equipment		17
Net cash used in investing activities		(543)
Cash flows from financing activities:		
Capital contribution from parent		12,000
Excess tax benefits from share-based payment arrangements		46
Net cash provided by financing activities		12,046
Net increase in cash and cash equivalents		4,469
Cash and cash equivalents at beginning of year		44,560
Cash and cash equivalents at end of year	$	49,029
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	17,693

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Organization*

Ivy Funds Distributor, Inc. (the Company, IFDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). IFDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds Inc. and Ivy Funds portfolios (collectively, the Ivy Funds), allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

(b) *Basis of Presentation*

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated subsequent events through February 25, 2010, the date that these financial statements were issued.

Pursuant to SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*, the FASB Accounting Standards Codification (ASC) became the sole source of authoritative U.S. GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The Company adopted this standard, now codified as *Generally Accepted Accounting Principles Topic*, ASC 105, during the third quarter of 2009. References to specific accounting standards in the footnotes to our consolidated financial statements have been changed to refer to the appropriate section of the ASC.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits.

(e) Disclosures About Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximate carrying value.

(f) Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to 10 years for furniture, fixtures, data processing equipment, computer software, equipment, and machinery; and up to 15 years for leasehold improvements.

(g) Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, ASC 350. Internal costs capitalized are included in Property and equipment, net on the balance sheet and was $649,000 as of December 31, 2009. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally five to 10 years.

(h) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to third parties in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Ivy Funds Class B shares are deferred and then amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sales of Ivy Funds Class C shares are deferred and amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid on Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges (CDSC's) paid by shareholders who redeem their shares prior to completion of the required holding periods (six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission

(Continued)

assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly.

(i) ***Revenue Recognition***

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under distribution and service plan agreements (compensatory and/or reimbursement) with the Ivy Funds. The reimbursement plan allows for reimbursement to the Company of certain Rule 12b-1 eligible expenses, not to exceed a maximum of 25 basis points of average daily net assets under management on an annual basis. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The compensatory plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

(j) ***Advertising and Promotion***

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense in the statement of operations, was $3,401,000 for the year ended December 31, 2009.

(k) ***Income Taxes***

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of the assets or liabilities and their amounts as reported under GAAP. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

(Continued)

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $46,000 for 2009.

(2) Property and Equipment

A summary of property and equipment at December 31, 2009 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	353	3 – 10 years
Data processing equipment and computer software		2,703	3 – 10 years
Equipment and machinery		13	3 – 10 years
Leasehold improvements		13	1 – 15 years
Property and equipment, at cost		3,082	
Accumulated depreciation		(1,303)	
Property and equipment, net	$	1,779	

(3) Restructuring

In 2008, we initiated a restructuring plan to reduce our operating costs. This plan consisted primarily of a voluntary separation of employees. We completed the restructuring by December 31, 2008. We recorded a pre-tax restructuring charge of $2,499,000, consisting of employee compensation and other benefit costs and $211,000 for accelerated vesting of nonvested stock. The restructuring charge is included in general and administrative expenses in the statement of operations in 2008.

The activity in the accrued restructuring liability for the year ended December 31, 2009 is summarized as follows (in thousands):

		Accrued liability as of December 31, 2008	Cash payments	Noncash settlements and other	Accrued liability as of December 31, 2009
Employee compensation and other benefits	$	2,223	(2,094)	(19)	110

We expect the remaining restructuring costs to be paid out during 2010. The restructuring liability of $110,000 is included in "Other current liabilities" on the balance sheet.

(Continued)

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2009 consists of the following (in thousands):

Current:		
Federal	$	(11,384)
State		(1,294)
		(12,678)
Deferred taxes		2,666
Income tax benefit from operations	$	(10,012)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$	(9,694)
State income tax benefit, net of federal liability		(707)
Other		389
Income tax benefit attributable to loss from operations	$	(10,012)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2009 are presented as follows (in thousands):

Deferred tax liabilities:		
Benefit plans	$	(60)
Deferred sales commissions, net		(7,615)
Property and equipment		(460)
Federal liability on unrecognized state benefits		(358)
Other		(118)
Total gross deferred tax liabilities		(8,611)
Deferred tax assets:		
Nonvested stock		812
Pension and postretirement benefit liability		191
Accrued expenses		281
Net operating loss carryforwards		1,135
Unused state tax credits		11
		2,430
Valuation allowance		(916)
Total gross deferred tax assets		1,514
Net deferred tax liabilities	$	(7,097)

As of December 31, 2009, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $1,135,000 at December 31, 2009. The carryforwards, if not utilized, will expire between 2012 and 2029. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $916,000 has been established at December 31, 2009.

The Company has state tax credits of $11,000 as of December 31, 2009 that can be utilized in future tax years. These credits will expire between 2019 and 2029 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration date.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its parent, WDR. WDR has unrecognized tax benefits that if settled, would result in the allocation of this liability to each subsidiary under an intercompany tax sharing arrangement, that includes the Company, based on the taxable income generated by each subsidiary. If WDR realizes its unrecognized tax benefits due to a future event, the Company would be reimbursed by WDR as the Company's tax losses

(Continued)

reduce the WDR consolidated liability, including penalties and interest. The Company had an asset recorded $1.1 million ($728 thousand net of federal liability) and $722 thousand ($477 net of federal liability) as of December 31, 2009 and January 1, 2009, respectively, for the reimbursement it would receive from WDR based on settlement of the intercompany tax sharing arrangement.

The Company's accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2009, WDR settled three open tax years that were undergoing audit by a state jurisdiction in which the Company operates and had been included in the combined return filed by WDR. In 2008, WDR settled five open tax years that were undergoing audit by a state jurisdiction in which the Company operates and had been included in the combined return by WDR. The Company was included in this audit for three of these years, the years in which it was part of the affiliated group. Also in 2008, WDR received notification of a favorable outcome on a tax position in which WDR and the Company had previously considered partially uncertain. The 2006, 2007, and 2008 federal income tax returns are open tax years that remain subject to potential future audit. The 2005 federal tax year also remains open to a limited extent due to a capital loss carryback claim filed by WDR.

WDR is currently being audited in three state jurisdictions in which the Company participated in the filing of consolidated tax returns with WDR. It is reasonably possible that audit settlement will occur in these jurisdictions within the next 12-month period. It is estimated that the Company's potential benefit due from WDR could decrease by approximately $311 thousand ($208 thousand net of federal liability) to $568 thousand ($378 thousand net of federal liability) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income. State income tax returns for all years after 2005, and in certain states, income tax returns for 2005, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(5) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2009 were $205,000.

The total projected benefit obligation of the Plan is $110,962,000, of which $1,548,000 relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet of WDR at December 31, 2009 is $19,411,000, of which $271,000 relates to our Company.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $5.9 million are

recorded on the balance sheet of WDR at December 31, 2009, of which $73,000 relates to our Company. Of the total liability at December 31, 2009, $3,000 is included in other current liabilities, while the remainder is long term in nature. During 2009, WDR allocated $18,000 of expense to the Company for the medical plan.

(6) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2009 were $181,000.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $17,093,000 that was $15,004,000 in excess of its required net capital of $2,089,000. The Company's ratio of aggregate indebtedness to net capital was 1.83 to 1 at December 31, 2009. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See schedule 1 for additional information regarding net capital.

(8) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2009, the Company recorded share-based compensation expense totaling $1,658,000, which is included in underwriting and distribution in the statement of operations.

(9) Transactions with Related Parties

The current amount due from affiliates at December 31, 2009 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products in the amount of $224,000.

In 2009, we initiated a revenue sharing allocation plan with affiliates in which the Company receives 25 basis points on gross sales of assets sold through third parties. In addition, the Company incurs expenses from affiliates for accounting, legal, marketing, rent and other expenses. Accordingly, during 2009, the Company recorded $35.5 million in revenues from the sale of assets and $12.5 million in expenses for services provided.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliates. The Company recorded $16,225,000 for these charges for 2009. A portion of these charges were capitalized as deferred sales commissions (note 1).

(10) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2009, three firms were responsible for approximately 17%, 12%, and 9%, respectively, of the Company's mutual fund sales.

Of the Company's total revenue, 27% is earned from transactions with Ivy Asset Strategy Fund and 4% is earned from transactions with Ivy Global Natural Resources Fund. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect on the Company's revenues.

(11) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

(In thousands)

Total stockholder's equity per balance sheet	$	55,434
Additions to capital – noncurrent deferred tax adjustment		8,765
Total stockholder's equity for computation of net capital		64,199
Nonallowable assets		(46,503)
Haircuts on securities		(603)
Net capital		17,093
Minimum net capital requirements		2,089
Excess of net capital over minimum net capital requirements	$	15,004
Aggregate indebtedness	$	31,333
Ratio: Aggregate indebtedness to net capital		1.83

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

IVY FUNDS DISTRIBUTOR, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3
Information Relating to the Possession or Control Requirements under 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(1) of that rule.

See accompanying independent auditors' report.

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2009
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2009 Focus Report

(In thousands)

Total assets per the December 31, 2009 audited financial statements	$	93,875
Reclassifications/adjustments		1,657
Total assets per the 2009 Focus Report	$	95,532

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Ivy Funds Distributor, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Ivy Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 25, 2010